ARTICLES OF AMENDMENT TO THE CHARTER OF FB FINANCIAL CORPORATION A FOR-PROFIT CORPORATION Pursuant to Section 48-20-106 of the Tennessee Business Corporation Act, FB Financial Corporation, a Tennessee corporation, hereby adopts the following articles of amendment to its charter: 1. Name. The name of the corporation is FB Financial Corporation (the “Corporation”). 2. Effective Date. The articles of amendment shall be effective on June 26, 2023. 3. Amendment Adopted. The principal address and main office of the Corporation is hereby changed from 211 Commerce Street, Suite 300, Nashville, Tennessee 37201 to: 1221 Broadway Suite 1300 Nashville, Tennessee 37203 4. Adoption by Board of Directors. The amendment set forth in these articles of amendment was duly adopted effective June 23, 2023, by the board of directors without shareholder approval, as such was not required. June 23, 2023 ______________________ Christopher T. Holmes President & Chief Executive Officer